Room 4561

August 31, 2006

Bruce R. Chizen
Chief Executive Officer
Adobe Systems Incorporated
345 Park Avenue
San Jose, CA 95110

       Re: **Adobe Systems Incorporated**
            Form 10-K for the Fiscal Year Ended December 2, 2005
            Filed February 8, 2005
            File no. 0-15175

Dear Mr. Chizen:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Kathleen Collins
Accounting Branch Chief